Exhibit 7

[Mudrick Letterhead]

[BY EMAIL]

The Special Committee of the Board of Directors (the “Special Committee” and “Board”, respectively)

Vertical Aerospace Ltd. (the “Company”)

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

November 13, 2024

We write to you in furtherance of various letters and communications among you, us and Mr. Fitzpatrick in connection with a consensual transaction to resolve the Company’s near-term funding needs.

As we noted in our email dated November 9, 2024, we are not in agreement with the terms proposed by Mr. Fitzpatrick in his letter dated November 7, 2024, particularly the request for us to invest funds above market and on materially worse terms than other investors. We have, however, seriously considered feedback from yourselves and Mr. Fitzpatrick over the last few days, and have proposed below an alternative path, which includes a significant deleveraging of the balance sheet through a conversion of our debt to equity now, and an increased capital commitment by us towards the Company’s next funding round with no requirement for outside capital. We believe this new proposal will maximize the probability that this next funding round will be successful, but even if it is not, we stress that the business would be funded through the end of 2025 and possibly into 2026 relying only on our committed equity funding.

Subject to full legal review, we hereby propose the following offer for a consensual transaction:

(a)	We would immediately convert half, or approximately $136 million, of the principal amount of the outstanding convertible notes (assuming the PIK payment that will occur in December is made), at a conversion price of $2.75 per ordinary share. The conversion price for the remaining half of the convertible notes that would remain outstanding would be amended to $3.50 per share. We estimate that this partial equitization and conversion price adjustment would result in existing shareholders owning 20% of the shares in the Company, including the remaining convertible notes on an as-converted basis (reducing to 17% after giving effect to future PIK payments on the convertible notes through December 2028), which is a significant improvement upon our prior proposals. We also note that equitizing a significant portion of our debt will make the Company’s equity more attractive and improve the Company’s ability to raise future financing, thereby increasing its enterprise value.

(b)	The indenture governing the remaining convertible notes would otherwise be amended as per the October 20 Proposal, including a maturity extension to December 2028. We would also waive all existing defaults and events of default under the indenture.

(c)	We would commit to fund $25 million to the Company in its next funding round. We would also provide a backstop commitment to fund an additional $25 million if the Company is not able to raise such amount in its next funding round (with the backstop commitment reducing $-for-$ for any amounts raised from third parties, including existing shareholders of the Company). Our $50 million commitment would only be subject to the condition that the Company, in our reasonable determination, conduct in good faith a robust equity raise process. We would also be willing to grant existing shareholders a right of first refusal to participate in $25 million of the funding round on the same economic terms as other investors in the round.

(d)	We would support Mr. Fitzpatrick remaining on the boards of the Company and VAGL (with no compensation for either board) so long as his ultimate shareholding in the Company remains above 5%. We would also be supportive of the Company covering the cost of his executive/administrative support so long as he remains on the boards, subject to a cap to be determined.

(e)	The remaining members of the Board would be independent, with such changes to take place immediately following the partial conversion of our convertible notes.

(f)	All veto rights and reserved matters in favor of Mr. Fitzpatrick would be removed.

(g)	As noted in our prior communications, and additionally:

(i)	All relevant stakeholders of the Company would be aligned on all internal and external communications regarding the resolution of the Company’s current situation and its future funding, subject to any legal or regulatory requirements.

(ii)	We would provide good faith assurances that the Company will remain headquartered and based in the United Kingdom, subject to parameters to be determined.

(iii)	We would additionally commit to retaining the Company’s “Vertical Aerospace” name and brand identity.

(iv)	We would be supportive if the Company (A) offers Mr. Fitzpatrick a release from the Company for claims in connection with his failure to fund $25 million earlier this year and (B) offers to cover his legal costs in connection therewith. Additionally, as part of this solution, we would offer Mr. Fitzpatrick a release from actual, contingent and derivative claims arising out of or in connection with the equity financing and related actions described herein and in recent letters between us and the Company, whether in contract, equity, tort or otherwise.

We believe this proposal represents a meaningful improvement for the Company and all its stakeholders, including existing shareholders, which is possible due to material economic concessions from us. Under our proposal, existing shareholders would receive a substantial ownership stake in a deleveraged business. We would stress that the unfortunate alternative, a comprehensive restructuring transaction, will result in existing shareholders receiving zero stake in the ongoing enterprise. We look forward to working with you and Mr. Fitzpatrick on the foregoing, to ensure that the Company is able to fund its continued operations and development plans.

We reserve all of our rights, including in connection with any of the foregoing.

Sincerely,

/s/ Jason Mudrick

Jason Mudrick

cc:	Board of Directors of Vertical Aerospace Group Ltd.

Weil, Gotshal & Manges LLP (Matt Barr, Neil Devaney, Nitin Konchady, Jenny Davidson)